SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fuwei Films (Holdings) Co., Ltd.

(Name of Issuer)

Ordinary Shares, $.129752 par value

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Mitchell Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hongkong Ruishang International Trade Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,912,503
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 6,912,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apex Glory Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,912,503
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 6,912,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiusheng Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 6,912,503
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 6,912,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Schedule 13D/A amends and supplements the information provided by Apex Glory Holdings Limited, a wholly-owned subsidiary of Eastfaith Holdings Limited, a British Virgin Islands corporation (“Apex Glory”) and Mr. Jun Yin (“Mr. Yin”) in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011.

The primary purpose of this Schedule 13D is to reflect a change in ownership of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the “Company”) that occurred as a result of the transfer of ordinary shares of Apex Glory from the Weifang State-Owned Assets Operation Administration Company (the “Administration Company”), a wholly-owned subsidiary of Weifang State-Owned Asset Management and Supervision Committee (the “Weifang Committee”) to Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong Optical”), a Company controlled by Mr. Xiusheng Wang (Mr. Wang”) that was entrusted to acquire the shares on behalf of Hongkong Ruishang,but exercises no voting dispositive control over such shares.

This Schedule 13D is filed jointly by Apex Glory, Hongkong Ruishang and Mr. Wang, who are collectively referred to herein as the “Reporting Persons”.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.129752 per share (the “Ordinary Shares”), of the Company.  Based on the Company’s Annual Report on Form 20-F filed on April 11, 2014, as of April 11, 2014, the Company had 13,062,500 ordinary shares outstanding.  The address of the Company ’s principal executive office is No. 387 Dongming Road, Weifang, Shandong, People’s Republic of China, 261061. This statement is filed to disclose the transfer of beneficial ownership of the Company’s ordinary shares previously controlled by the Administration Company.

Item 2. Identity and Background.

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Hongkong Ruishang is located at Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Apex Glory is a British Virgin Islands corporation whose registered address is at P.O. Box 957, Offshore Incorporatrons Center, Road Town, Tortola, British Virgin Islands. Mr. Dong Benjie is the sole Director of Apex Glory.

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 25, 2014, beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was transferred to the Hongkong Ruishang.

Item 4. Purpose of Transaction.

The transfer of ownership of the Ordinary Shares of the Company previously owned by the former shareholder of the Company, Administrative Company, was the result of a public auction held in Jinan, Shandong Province, China. Shandong Optical, who was entrusted to acquire the shares on behalf of Hongkong Ruishang, was registered as the successful bidder for the public auction.

Item 5. Interest in Securities of the Issuer.

a)	Hongkong Ruishang is the beneficial owner of 6,912,503 Ordinary Shares of the Company, which are held directly by its wholly-owned subsidiary Apex Glory. Hongkong Ruishang beneficially owns 52.9% of the ordinary shares of the Company. Apex Glory is the owner of 6,912,503 Ordinary Shares of the Company representing 52.9% beneficial ownership.

b)	Hongkong Ruishang and Mr. Wang control the power to vote and dispose of 6,912,503 ordinary shares of the Company. Apex Glory shares the power to vote and dispose of 6,912,503 Ordinary Shares of the Company.

c)	The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4, above, is incorporated herein by reference.

1.	Materials to be Filed as Exhibits.
10.	Letter of Authorization dated March 25, 2014 by Hongkong Ruishang International Trade Co., Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 15, 2014

HONGKONG RUISHANG INTERNATIONAL TRADE CO., LTD.

By:	/s/ Xiusheng Wang
Name: Xiusheng Wang
Title: Director

By:	/s/ Benjie Dong
Name: Benjie Dong
Title: Director

Apex Glory Holdings Limited

By:	/s/ Benjie Dong
Name: Benjie Dong
Title: Director